Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: January 8, 2026

On January 8, 2026, Trump Media & Technology Group Corp. made the following communication available on the social media platforms identified below.

Truth Social:

https://truthsocial.com/@truthsocial/115861780285454290

On January 8, 2026, Devin Nunes, CEO of TMTG, completed an interview with Eric Bolling of Real America’s Voice. The transcript is copied below:

Eric Bolling: Alright, our next guest is the CEO of Truth Social and the chairman of the President’s intelligence advisory board. I’m happy to have Devin Nunes back on the show. Really good to have you back, Mr. CEO. Devin, last time you were on, we discussed the merger between Trump Media and Technology Group and TAE Technologies. Now, you started looking for the right location for the first fusion power plant, I would call that site selection. So many variables, Devin, so many variables, taxes, uh, labor, uh, regulatory environments, political stability within the United States, if not tell us, but what are the things that you look at as CEO to decide where this plant is gonna go?

Devin Nunes: Yeah, well, thanks, Eric. [These are] all issues that are at the heart of your show, where you have, kind of, this situation where new technology is meeting government, and it’s so critical that the first site, for the first world’s first commercial fusion plant, be somewhere that the people actually want you. So, we’ve been working with TAE Technologies, who’s the company that we’re merging with, that’s all under still under the Trump Media and Technology umbrella, the DJT ticker symbol. But what’s amazing about this is that it actually, for the first project, we’re looking at three initial reactors. So, one is the 50-megawatt commercial reactor. The second one would be the larger one that would compete against, essentially, any plant that’s out there, and that’s at the 350-to-500-megawatt size, and then the third reactor would be for advanced [advanced] research. All that on a 20-acre site. So, there’s a lot of sites around [around] the country that could work and around the world, but obviously American company, we want to keep this technology, at least for the first stage, in the United States of America. But that’s, I think, just amazing that it’s only on 20 acres. Now, look, we are gonna eat all... You produce that much power, you need to be on major transition lines. You want to be very safe and secure, and as you said, and rightfully point out, you want to be somewhere where the local people actually want you. And so, we put out this criteria that is, you know, that you can find online. And, you know, we’re, actually, we’re getting calls from, from all over the country right now, so it’s quite, quite interesting. The states that are popping up, that want to be on this cusp of what is really an innovative future for America, with fusion power, that, you know, up to a few years ago, everybody thought, was, “Oh, it’s always gonna be 10 or 20 years off. That’s no longer the case today because of the advancements that have been made, and that’s why TAE is really the world’s premier company, because they have so many patents. They’ve built five different machines, reactors in the past, and so now that they’re ready to go to this commercial reactor, that is called Da Vinci, this is why the purpose of our merger and really puts us on it. This is an issue that we have to win. As you know, Eric, you actually sent me the other day. Uh, the, some a few articles on what the Chinese are doing. So, you’re very well aware of this. People ask me who the competition is, and I say it’s China.

Eric Bolling: Yeah, I want to get to that in just one second, uh, Devin, because when you’re doing the site, your first plan, it’s, normally, I would say, a 10-year forward look, is this 10, 15, 20, and then the other question is, which of the states are on the short list right now?

Devin Nunes: Well, I would say that, um, you know, you want to go somewhere. The first one, where you can build three, right? So that’s why we put that in the criteria. You want to be able to do three, because you don’t want to, this is new technology, you want to be able to start the first one, and then also be thinking about the second one, and then, and then also the third. Obviously, it depends on, you know, these, you know, at 350 to 500 megawatt, you start building these large ones out. You’re gonna need a location that can handle a lot of power being put onto the transmission line. So, there’s a lot of locations around the US that work. I can tell you that we’ve been, I think, we’ve been contacted now by, I think, six or seven different entities, or different states, but six or seven different states now have reached out through different entities. So it’s moving fast, and we’re, you know, we’re excited about it, because, you know, look, the United States is sitting around here doing nothing for the labs, except building bird killers, as the President calls them with the windmill, with the windmills, and then the solar panels that we’re buying from China, this is actually putting America back on the move. If people talk about energy dominance, that’s what this is all about. And as we talked on your show last time, you can do all the AI that you want, build all the data centers, have all this great technology robotics. But if you don’t have power, it doesn’t matter. And that’s why China, China’s so far ahead of us, because they’ve invested in traditional nuclear fission plants, and they built coal plants, and they built gas plants while we sat here doing nothing. So that’s why it’s so exciting to find a company, find a privately held company, well, nearly 30 years. Investors, like Google, Chevron, Stanley Druckenmiller, Chuck Schwab, you know, these are the who’s who, and marrying them up with our company is just so exciting, because I think, you know, between, you know, kind of the regulatory issues that, you know, I have so much experience with, uh, and then working with these great scientists, the world’s best scientists, uh, it’s just a great, it’s a great match, an exciting project to be part of.

Eric Bolling: Yeah, just, just, you know, the energy my whole entire career before TV. You want to be sitting here in some population centers, you also have to have the, you know, the distribution, you have to be able to get the energy produced and to the places where you’re gonna use it. I’m thinking, Pennsylvania…I’m also thinking Tennessee Valley Authority, even its quasi-government partnership going on, whatever, you don’t have to get into it, um... I sent you the article because Nvidia was pushing forward in this with China. So, speed is of essence. Can you beat Nvidia and China to this the U.S. market?

Devin Nunes: But look, it’s all about... You never quite know what the Chinese have or don’t have, right? So, ‘cause they don’t always tell the truth. But I do believe, just based on what, you know, what I know now from [the from] what TAE has discovered over the last 25 years, I think China’s looking at a few different ways to go about it. There are news reports, but as you know, this is done by fake news and legacy media, so you don’t quite know what’s true, but this much, I know is true about it, about the Chinese, Eric. They’re serious about doing big things. That’s why they’re producing three to four times more power than we do today in the United States of America. They produce it in China. So, they probably know what I know, they know that, and they’ve probably been investing billions of dollars where, you know, in our case, in the United States, you know, we’ve had this private company doing an investment. There’s a couple other fusion companies, but for the most part, we’ve sat idle. I think we’ve only built two new old style, old style fission reactors in the last, you know, in the last 25 years, 30 years.

Eric Bolling: So, any big, any big, uh, new venture, especially a venture like this with a new technology, you have execution risk. What keeps CEO, because you’re gonna be Co-CEOs with TAE Technologies CEO, what keeps Devin Nunes up at night worrying about execution risk?

Devin Nunes: You know, it’s really about, in my mind, it’s about keeping everything on track, right? There’s so many things that have to happen here. Now, the good thing is, with fusion, it is, especially, if we’re successful doing [burning] the boron, it’s radioactive free, so it’s really safe. So, meeting those deadlines, right? So, finding the right location, finding the right site, bringing the right players together, making sure that we can foster an environment for this company to succeed. I mean, what we bring to the table is we’re a public company. We have access to the capital markets. We have, you know, a very well-held balance sheet that most companies, you know, do not have. And then, of course, we have this advantage and just kind of understanding the do’s and don’ts of the road. I mean, these are common sense things, Eric, that you and I know, but, you know, a lot of people don’t understand, and that is that, you know, picking the right location is critical…How many deals have you seen over the years where they go in and they think the local community wants them, they could think that the state wants them? They get, you know, hundreds of millions [and] billions of dollars into the project, and all of a sudden, people pull the plug. “Oh, I don’t want that, not in my backyard.” We don’t want that. So, it’s so important to go in first, finding exactly the right places, the right, you know, locations that don’t...

Eric Bolling: Sounds like, sounds like, sounds like, you’re making a, uh, an outreach to various states. You want us, prove you want us, and maybe cut you a tax deal, which will be phenomenal, and by the way, it’s so much better to be in an environment where they actually want you there, and they don’t have...

Devin Nunes: Well, look at… You know this issue very, very well. I mean, you mentioned TVA. I mean, that’s an obvious place. I mean, the TVA is a big, you know, it’s a large, you know, a large landmass. I think it’s some seven different states, TVA, Tennessee Valley Authority. And, you know, what I called this project is Manhattan 2.0. And so, ironically, the TVA was heavily involved in the first Manhattan Project that then led to the first atomic power that was used domestically, for, you know, on, you know, first in the nuclear Navy, and then, uh, these fission plants that came along. So, the TVA is a logical location, but even with the TVA, you got to make sure that you pick the right location. I don’t wanna say it. Obviously, the TVA is on the list. It’s a no brainer, as you know. But look, there’s gonna be a lot of other states and locations that have already reached out, uh, that are not the TVA, but that do definitely do qualify. So, it’s gonna be an interesting process. Like I said, this is exciting, it’s exciting to be doing something where you have the country on the move again, looking to really, you know, there’s nothing more important than this. Lowering the price of power to people, uh, so that we can get [be] competitive in manufacturing, competitive in data centers, AI, all of this is so exciting. I mean, you’ve seen, you know, Elon’s talking to, you know, about what AI can do, but with AI, it’s gonna be able to do a lot of things, that make life a lot easier, it’s gonna really disrupt the planet as we know it. But it can’t happen without clean, abundant power.

Eric Bolling: Right. It is literally sieve, sucking energy, and the fusion, this new outlook, new frontier, for power, especially for the AI, that will give us a complete head start. And the AI war, and we want to be first. This is the one that we want to win, the AI battle. Devin Nunes, always good having you on, Chairman of the President’s Intelligence Advisory Board, CEO of [Truth Media Group], and also the upcoming merger with TAE Technologies. Really looking forward to it, then, and as things progress, please come back and tell us more.

Devin Nunes: Thanks a lot, Eric. Thanks for having me.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE Technologies, Inc. (“TAE”) (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.